(Translation)

To Whom It May Concern:

                                                                 August 1, 2006
                                                       Toyota Motor Corporation
                                              (Toyota Jidosha Kabushiki Kaisha)
                                   1, Toyota-cho, Toyota City, Aichi Prefecture

          Notice Concerning the Determination of the Exercise Price of
                    Stock Options (Stock Acquisition Rights)

As announced on June 23, 2006, pursuant to the approval at the 102nd Ordinary General Shareholders' Meeting of Toyota Motor Corporation ("TMC"), the issuance of rights to subscribe for or purchase shares of TMC ("Stock Acquisition Rights") on August 1, 2006 for the purpose of granting stock options, pursuant to the provisions of Article 236, Article 238 and Article 239 of the Corporation Act, was resolved at a meeting of the Board of Directors of TMC held on June 23, 2006. We hereby announce that, today, the initial amount of assets to be paid upon exercise of each Stock Acquisition Right, based on the formula of which was decided at the Board of Directors' meeting, was determined at JPY614,000 (initially JPY6,140 per share).


[Reference]

     (1) Date on which the Board of Directors resolved to propose the issuance of Stock Acquisition Rights to the Ordinary General Shareholders'
          Meeting:

          May 10, 2006

     (2) Date on which the issuance of Stock Acquisition Rights was adopted by the Ordinary General Shareholders' Meeting:

          June 23, 2006

                                      # # #



     Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                     (0565) 23-1520~4 (Head Office)
                                     (052) 952-3461~3 (Nagoya)